Exhibit 99.1

Niu Technologies Announces First Quarter 2019 Financial Results

— First Quarter Total volume of e-scooter sales up 75.7% year over year

— First Quarter Revenues of RMB 355.2 million, up 105.5% year over year

— First Quarter net income of RMB 12.0 million, up RMB 73.9 million year over year

BEIJING, China, May 13, 2019 — Niu Technologies (“Niu”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the first quarter 2019.

First Quarter 2019 Financial Highlights

•                  Revenues were RMB 355.2 million, an increase of 105.5% year over year

•                  Gross margin was 21.3%, compared with 12.7% in the first quarter of 2018

•                  Net income was RMB 12.0 million, compared with net loss of RMB 61.9 million in the first quarter of 2018

•                  Adjusted net income (non-GAAP)1 was RMB 14.6 million, compared with adjusted net loss of RMB 12.5 million in the first quarter of 2018

First Quarter 2019 Operating Highlights

•                  The number of e-scooters sold reached 66,284, up 75.7% year over year

•                  Franchised stores in China reached 881, an increase of 121 or 16% since December 31, 2018

•                  Overseas sales network expanded to 23 distributors covering 28 countries

•                  NIU entered into a definitive Development Collaboration Agreement with Volkswagen Group in Germany regarding the joint development of Micro-mobility solutions

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Our business momentum continued in the first quarter.  Sales volume grew 76% and revenues grew 106%.  Gross margin increased significantly to 21.3%, a result of cost reduction and favorable changes in product and revenue mix.  We achieved net income of RMB 12 million, a milestone for the Company that demonstrates our ability to grow profitably.”

Dr. Li continued, “We are committed to providing high-quality products to our customers.  In April, we launched two all-new e-scooter models, the U+ and US, together with our new lifestyle brand category, Niu Aero bicycles.  Meanwhile, we are expanding our global presence.  In March, we attended the Seoul Motor Show and saw the potential for robust demand in South Korea.  In April, we made our first shipment of scooters to the U.S.  We are excited by our business prospects and look forward to continued growth in the quarters ahead.”

1  Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan.

First Quarter 2019 Financial Results

Revenues were RMB 355.2 million, an increase of 105.5% year over year, due to increased sales volume of 75.7% and increased revenues per e-scooter of 17.0%.

•                  E-scooter sales represented 87.5% of revenues, while accessories, spare parts sales and service revenues represented 12.5% of revenues.

•                  Higher e-scooter sales volume was mainly driven by the expanded sales network and higher demand on certain products ahead of the implementation of the new national standards. After the new national standards for electric bicycles became effective on April 15, 2019, certain existing models could no longer be sold in the category of electric bicycles. We accommodated some demand for these models during the first quarter.

•                  Increased revenues per e-scooter was mainly driven by higher sales price of NGT model, a larger proportion of high-end model sales in the N and M series, and higher sales volume in accessories and spare parts.

•                  China represented 81.2% of total e-scooter revenue, while overseas markets represented 18.8% of total e-scooter revenue, compared with 18.5% in the first quarter of 2018.

Cost of revenues were RMB 279.5 million, an increase of 85.3% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 4,217, up 5.5% from RMB 3,998 in the first quarter 2018 as a result of product mix change.

Gross margin was 21.3%, up substantially from 12.7% in the same period of 2018, mainly due to lower raw material costs, higher retail prices, favorable changes in product mix and a greater proportion of revenue from accessories and spare parts.

Operating expenses were RMB 64.8 million, an increase of 35.0% from the same period of 2018. Operating expenses as a percentage of revenues was 18.2%, compared with 27.8% in the first quarter of 2018.

•                  Selling and marketing expenses were RMB 29.8 million (including RMB 0.7 million of share-based compensation), an increase of 54.8% from RMB 19.3 million in the first quarter of 2018. The increase was mainly due to the increases in staff cost of RMB 4.0 million, depreciation and amortization expense of RMB 1.7 million, and advertising and promotion expense of RMB 1.4 million, which resulted from the growth in e-scooter sales volume, the opening of new franchised stores and an increased number of sales staffs. Selling and marketing expenses as a percentage of revenues was 8.4% compared with 11.1% in the first quarter of 2018.

•                  Research and development expenses were RMB 14.3 million (including RMB 0.4 million of share-based compensation), an increase of 41.7% from RMB 10.1 million in the first quarter of 2018, mainly driven by the increases in staff cost of RMB 3.3 million and design expense of RMB 3.6 million, which was partially offset by the decrease of share-based compensation expenses of RMB 2.8 million. The share-based compensation was lower due to the full vesting of certain founders’ restricted ordinary shares in 2018. Research and development expenses as a percentage of revenues was 4.0%, compared with 5.9% in the first quarter of 2018.

•                  General and administrative expenses were RMB 20.7 million (including RMB 1.5 million of share-based compensation), an increase of 10.9% from RMB 18.6 million in the first quarter of 2018, mainly due to increase in staff cost of RMB 5.4 million, professional fees of RMB 3.9 million, travelling and other expenses of RMB 2.4 million, as a result of increased number of staffs and engagement of professional firms to meet the regulatory requirements as a public company. The higher expenses were partially offset by decreases of share-based compensation expense of RMB 9.6 million due to the full vesting of certain founders’ restricted ordinary shares. General and administrative expenses as a percentage of revenues was 5.8%, compared with 10.8% in the first quarter of 2018.

Operating expenses excluding share-based compensation was RMB 62.2 million, increased by 87.5% year over year, and represented 17.5% of revenues, compared with 19.2% in the first quarter of 2018.

•                  Selling and marketing expenses excluding share-based compensation were RMB 29.1 million, an increase of 55.1% year over year, and represented 8.2% of revenues, compared with 10.9% in the first quarter of 2018

•                  Research and development expenses excluding share-based compensation were RMB 13.9 million, an increase of 103.2% year over year, and represented 3.9% of revenues, compared with 4.0% in the first quarter of 2018

•                  General and administrative expenses excluding share-based compensation were RMB 19.2 million, an increase of 153.2% year over year, and represented 5.4% of revenues, compared with 4.4% in the first quarter of 2018

Change in fair value of a convertible loan was nil, compared to a loss of RMB 34.5 million associated with change in fair value of a convertible loan in the same period of 2018.

Share-based compensation was RMB 2.6 million, a decrease of RMB 12.3 million compared to RMB 14.9 million in the same period of last year mainly because certain founders’ restricted ordinary shares have been fully vested during 2018.

Net income was RMB 12.0 million, an improvement of RMB 73.9 million compared with a net loss of RMB 61.9 million in the first quarter of 2018.

Adjusted net income (non-GAAP) was RMB 14.6 million, compared with an adjusted net loss of RMB 12.5 million in the first quarter of 2018. The adjusted net income margin2 was 4.1%, compared with an adjusted net loss margin of 7.2% in the same period of 2018.

Basic and diluted net income per ADS were RMB 0.161 (US$ 0.024) and RMB 0.157 (US$ 0.023) respectively.

Balance Sheet

As of March 31, 2019, the Company had cash, term deposit and short-term investments of RMB 694.1 million in aggregate. The Company had restricted cash of RMB 205.1 million and short-term bank borrowings of RMB 208.5 million.

Business Outlook

Because certain distributors advanced their purchase in the first quarter ahead of the implementation of the new national standard in April, NIU expects revenues of second quarter to be in the range of RMB 580 million to RMB 660 million, representing a year-over-year increase of 50.9% to 71.8%. The revenue for the first half of 2019 will be in the range of RMB 935 million to RMB 1,015 million, representing a year-over-year increase of 67.9% to 82.2%.

2  Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. on May 13, 2019, Eastern Time (8:00 p.m. May 13, 2019 Beijing/Hong Kong time), to discuss its first quarter 2019 financial results and provide a corporate update.

Participants may access the call via below dial-in details:

United States	+1-866-519-4004
Hong Kong	+852-800-906-601
Mainland China	+86-400-620-8038
Other International	+65-6713-5090
Conference ID	8141818

A replay will be accessible through May 21, 2019, by dialing the following numbers

United States	+1-855-452-5696
Hong Kong	+852-800-963-117
Mainland China	+86-400-602-2065
Other International	+61-281-990-299
Replay Access Code	8141818

Additionally, a live and archived webcast of the conference call will also be available through the Company’s investor relations website at https://ir.niu.com/.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance smart e-scooters. NIU has a streamlined product portfolio consisting of three series, N, M and U that address the needs of different segments of the modern urban resident, while being united through a common design language that emphasizes style, freedom and technology.  NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income/loss, adjusted net income/loss margin and adjusted basic and diluted net income per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and change in fair value of a convertible loan. Adjusted net income/loss margin is defined as adjusted net income/loss as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112 to US$1.00, the exchange rate in effect as of March 29, 2019, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

NIU

Investor Relations Manager

Jason Yang

E-mail: ir@niu.com

The Blueshirt Group

Gary Dvorchak, CFA

E-mail: gary@blueshirtgroup.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash	569,059,591	490,172,614	73,037,998
Term deposit	27,452,663	134,669,636	20,066,402
Restricted cash-current	179,262,714	205,071,000	30,556,532
Short-term investments	120,241,425	69,213,580	10,313,145
Accounts receivable, net	54,424,845	81,462,030	12,138,221
Inventories	142,382,205	153,094,732	22,811,827
Prepayments and other current assets	26,919,954	46,336,261	6,904,318
Total current assets	1,119,743,397	1,180,019,853	175,828,443

Non-current assets
Property and equipment, net	40,985,174	59,845,866	8,917,312
Intangible assets, net	7,717,754	9,016,984	1,343,573
Other non-current assets	16,805,474	14,708,292	2,191,604
Total non-current assets	65,508,402	83,571,142	12,452,489

Total assets	1,185,251,799	1,263,590,995	188,280,932

LIABILITIES
Current liabilities
Short-term bank borrowings	179,978,003	208,461,336	31,061,708
Accounts payable	249,665,890	275,862,207	41,104,751
Advance from customers	20,505,861	44,845,236	6,682,149
Deferred revenue-current	12,666,330	13,629,057	2,030,793
Accrued expenses and other current liabilities	134,184,026	130,829,930	19,494,268
Total current liabilities	597,000,110	673,627,766	100,373,669

Warranty-non current	17,609,842	16,173,789	2,409,970
Deferred revenue-non current	234,801	383,181	57,096
Total non-current liabilities	17,844,643	16,556,970	2,467,066

Total liabilities	614,844,753	690,184,736	102,840,735

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	83,120	83,120	12,385
Class B ordinary shares	12,839	12,839	1,913
Additional paid-in capital	1,717,483,548	1,720,122,258	256,306,213
Accumulated other comprehensive loss	(22,786,922)	(34,408,629)	(5,127,046)
Accumulated deficit	(1,124,385,539)	(1,112,403,329)	(165,753,268)
Total shareholders’ equity	570,407,046	573,406,259	85,440,197

Total liabilities and shareholders’ equity	1,185,251,799	1,263,590,995	188,280,932

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	Three months ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues	172,822,924	355,219,700	52,929,387
Cost of revenues(a)	(150,847,182)	(279,547,894)	(41,653,936)
Gross profit	21,975,742	75,671,806	11,275,451

Operating expenses:
Selling and marketing expenses(a)	(19,260,806)	(29,822,193)	(4,443,645)
Research and development expenses(a)	(10,117,070)	(14,332,580)	(2,135,621)
General and administrative expenses(a)	(18,622,625)	(20,658,720)	(3,078,245)
Operating (loss)/income	(26,024,759)	10,858,313	1,617,940

Changes in fair value of a convertible loan	(34,499,858)	—	—
Interest expense	(1,922,303)	(2,407,633)	(358,749)
Interest income	371,620	4,125,349	614,696
Investment income	476,150	517,836	77,160
Foreign currency exchange losses	(1,368,249)	(2,365,616)	(352,488)
Government grants	1,084,400	1,247,000	185,809
(Loss)/income before income taxes	(61,882,999)	11,975,249	1,784,368
Income tax benefit	—	6,961	1,037
Net (loss)/income	(61,882,999)	11,982,210	1,785,405

Other comprehensive income/(losses)
Foreign currency translation adjustment	7,119,259	(11,586,902)	(1,726,502)
Unrealized/(reclassification) of gain on available for sale securities, net	(144,665)	(34,805)	(5,186)
Comprehensive (loss)/income	(54,908,405)	360,503	53,717
Net (loss)/income per share
—Basic	(1.853)	0.081	0.012
—Diluted	(1.853)	0.078	0.012
Net income per ADS
—Basic	—	0.161	0.024
—Diluted	—	0.157	0.023

Weighted average number of shares outstanding used in computing net (loss)/income per share
—Basic	33,396,210	148,674,058	148,674,058
—Diluted	33,396,210	153,094,498	153,094,498
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	—	74,337,029	74,337,029
—Diluted	—	76,547,249	76,547,249

Note:

(a) Includes share-based compensation expenses as follows:

	Three months ended March 31,
	2018	2019
	RMB	RMB	US$
Cost of revenues	60,162	62,724	9,346
Selling and marketing expenses	487,046	698,743	104,116
Research and development expenses	3,273,007	424,915	63,314
General and administrative expenses	11,038,621	1,452,328	216,404
Total share-based compensation	14,858,836	2,638,710	393,180

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three months ended March 31,
	2018	2019
	RMB	RMB	US$
Net (loss)/income	(61,882,999)	11,982,210	1,785,405
Add:
Share-based compensation	14,858,836	2,638,710	393,180
Change in fair value of a convertible loan	34,499,858	—	—
Adjusted net (loss)/income	(12,524,305)	14,620,920	2,178,585